UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 17, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
Vancouver , British Columbia
Canada V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: December 17, 2008

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD TRADES ON THE NEW NYSE ALTERNEXT EXCHANGE

December 17, 2008, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX, NYSE Alternext, JSE: GBG) announced today that it will be trading on the new NYSE Alternext Exchange.

With the acquisition of the American Exchange (AMEX) by the NYSE, the ensuing merger has resulted in a new exchange and trading platform. The new exchange will be known as the NYSE Alternext.

On December 1, 2008 all NYSE Alternext US stocks began trading on the New York Stock Exchange's next generation market model which is now located on the NYSE's trading floor.

In addition, the former AMEX specialists have joined the NYSE Specialists, who are now called Designated Market Makers (DMM), and are utilizing the new trading technology. It is anticipated that there will be an increase in market share and greater participation by the DMMs in Alternext stocks, just as it was witnessed with NYSE Stocks.

Furthermore, Great Basin Gold is taking the opportunity to reestablish and update the trading symbol used in the United States. To date, Great Basin Gold has been identified in the American marketplace and on the AMEX with the symbol of GBN. In order to simplify the process and facilitate continuity across the board, the Company requested and was allocated the symbol "GBG". This will create a uniform and consistent basis for all investors worldwide. The Company currently trades on the Toronto Stock Exchange (TSX) and the Johannesburg Stock Exchange (JSE) as GBG.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                    27 (0)11 301 1800
Michael Curlook in North America                 1-888-633-9332
Barbara Cano at Breakstone Group in the USA 646-452-2334

No regulatory authority has approved or disapproved the information contained in this news release.